Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283732

Amendment No. 1, dated November 12, 2025
(To Prospectus Supplement dated January 3, 2025
and Prospectus dated December 18, 2024)

Up to US$750,000,000

Bitdeer Technologies Group

Class A Ordinary Shares

This prospectus supplement amendment No. 1 (this “amendment”) amends the prospectus supplement, dated January 3, 2025, filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (File No. 333-283732) (the “prospectus supplement”). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus, dated December 18, 2024 (the “prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the prospectus supplement and the prospectus. This amendment is not complete without, and may only be delivered or utilized in connection with, the prospectus supplement and the prospectus and any future amendments or supplements thereto.

On January 3, 2025, we entered into an At Market Issuance Sales Agreement (the “sales agreement”) with Barclays Capital Inc. (“Barclays”), Cantor Fitzgerald & Co. (“Cantor”), A.G.P./Alliance Global Partners (“AGP”), The Benchmark Company, LLC (“Benchmark”), B. Riley Securities, Inc. (“B. Riley Securities”), BTIG, LLC (“BTIG”), Keefe, Bruyette & Woods, Inc. (“KBW”), Needham & Company, LLC (“Needham”), Northland Securities, Inc. (“Northland”), Rosenblatt Securities Inc. (“Rosenblatt”), Roth Capital Partners, LLC (“Roth”) and StockBlock Securities LLC (“StockBlock,” and each of Barclays, Cantor, AGP, Benchmark, B. Riley Securities, BTIG, KBW, Needham, Northland, Rosenblatt, Roth and StockBlock, a “Sales Agent” and collectively, the “Sales Agents”), relating to the sale of our Class A ordinary shares, with a par value of US$0.0000001 each (the “Class A ordinary shares”), offered by the prospectus supplement and the accompanying prospectus.

We are filing this amendment to amend the prospectus supplement solely to reflect a reduction in the total aggregate offering price of Class A ordinary shares we may offer and sell under the prospectus supplement and the accompanying prospectus from US$1,000,000,000 to US$750,000,000. In accordance with the terms of the sales agreement, under the prospectus supplement, as amended by this amendment, we may offer and sell our Class A ordinary shares having an aggregate offering price of up to US$750,000,000 from time to time through or to the sales agents, as agent or principal. As of the date of this amendment, we have sold Class A ordinary shares pursuant to the sales agreement for aggregate gross proceeds of US$102.2 million, which are included in the US$750,000,000 of our Class A ordinary shares we may offer and sell under the prospectus supplement and the accompanying prospectus.

Sales of our Class A ordinary shares, if any, under the prospectus supplement, as amended by this amendment, and the accompanying prospectus, may be made in negotiated transactions, including block trades, or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made by means of ordinary brokers’ transactions, including directly on The Nasdaq Capital Market (“Nasdaq”) or sales made to or through a market maker other than on an exchange at prevailing market prices, at prices related to prevailing market prices or at negotiated prices or by any other method permitted by law. Subject to the terms of the sales agreement, the Sales Agents are not required to sell any specific amount, but will act as our Sales Agents using commercially reasonable efforts consistent with their normal trading and sales practices. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The designated Sales Agent will be entitled to compensation at a commission rate of up to 3.0% of the gross sales price of any Class A ordinary shares sold under the sales agreement. In connection with the sale of Class A ordinary shares on our behalf, each Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agents with respect to certain liabilities, including civil liabilities under the Securities Act. See “Plan of Distribution” beginning on page S-13 of the prospectus supplement for additional information regarding the compensation to be paid to the Sales Agents.

Our Class A ordinary shares are currently listed on Nasdaq under the symbol “BTDR.” On November 11, 2025, the last reported sales price of our Class A ordinary shares was US$15.02 per share.

Investing in our securities involves a high degree of risk. See the ‘‘Risk Factors” section beginning on page S-8 of the prospectus supplement and any risk factors in our U.S. Securities and Exchange Commission filings that are incorporated by reference in the prospectus supplement.

None of the U.S. Securities and Exchange Commission or any state securities commission has approved or disapproved of the securities or determined if the prospectus supplement or the accompanying prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Barclays			Cantor

A.G.P.	The Benchmark Company	B. Riley Securities	BTIG	Keefe, Bruyette & Woods A Stifel Company
Needham & Company	Northland Capital Markets	Rosenblatt	Roth Capital Partners	StockBlock

This Amendment No. 1 to the Prospectus Supplement is dated November 12, 2025